SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 8)

U.S. XPRESS ENTERPRISES, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

90338N202
__________________________________________________________________________________
(CUSIP Number)

Max L. Fuller
4080 Jenkins Road
Chattanooga, Tennessee
Telephone: (423) 510-3000
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Heidi Hornung-Scherr
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

March 20, 2023
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 10,599,969(1)
	8.	Shared Voting Power 15,597,077(2)
	9.	Sole Dispositive Power 679,711(3)
	10.	Shared Dispositive Power 9,920,258(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,551,027(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.1%(6)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 121,692 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 99,396 shares of Class A common stock held directly by Mr. Max Fuller, (iii) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, LLC (“Fuller Family Enterprises”), over which Mr. Max Fuller and his wife, Ms. Janice Fuller, are the members and have shared dispositive power and Mr. Max Fuller has sole voting power, (iv) 58,645 options to purchase Class A common stock held directly by Mr. Max Fuller, (v) 399,978 shares of Class B common stock held directly by Mr. Max Fuller, (vi) 2,753,926 shares of Class B common stock held by FSBSPE 1, LLC (“FSBSPE 1”), a wholly owned subsidiary of Fuller Family Enterprises, (vii) 2,753,925 shares of Class B common stock held by FSBSPE 2, LLC (“FSBSPE 2”), a wholly owned subsidiary of Fuller Family Enterprises, and (viii) 2,753,925 shares of Class B common stock held by FSBSPE 3, LLC (“FSBSPE 3”), a wholly owned subsidiary of Fuller Family Enterprises.

(2)
Includes shares of Class B common stock subject to a voting agreement (the “Voting Agreement”) by and among Max L. Fuller, Janice Fuller, Fuller Family Enterprises, William Eric Fuller (“Eric Fuller”), Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, and Quinn Family Partners, L.P. (“Quinn Family Partners”). FSBSPE 1, FSBSPE 2, and FSBSPE 3 joined the Voting Agreement on September 17, 2019. Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller have granted a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of U.S Xpress Enterprises, Inc. (the “Issuer”) or serving on the Issuer's Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement. The Voting Agreement will continue in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement.

(3)
Includes (i) 121,692 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 99,396 shares of Class A common stock held directly by Mr. Max Fuller, (iii) 58,645 options to purchase Class A common stock held directly by Mr. Max Fuller, and (iv) 399,978 shares of Class B common stock held directly by Mr. Max Fuller.

(4)
Includes (i) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, and (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3.

(5)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(6)
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has five votes per share while beneficially owned by Messrs. Max Fuller and Eric Fuller and Ms. Pate (collectively, the "Qualifying Stockholders") and certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members. A holder of Class B common stock may convert its Class B common stock into Class A common stock at any time at the ratio of one share of Class A common stock for each share of Class B common stock. Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock if any person other than the Qualifying Stockholders (or certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members), obtains beneficial ownership of such shares. As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Janice Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,913,527(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,551,027(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.1%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
In accordance with the operating agreements of Fuller Family Enterprises, FSBSPE 1, FSBSPE 2, and FSBSPE 3, Mr. Max Fuller has sole voting power with respect to the shares of common stock in Fuller Family Enterprises, FSBSPE 1, FSBSPE 2, and FSBSPE 3. In accordance with the trust documents of the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Mr. Eric Fuller has sole voting power with respect to the shares of common stock in the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller. Ms. Janice Fuller does not have any voting rights with respect to shares of common stock covered by the Voting Agreement.

(2)
Includes (i) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3, and (v) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, over which Ms. Janice Fuller and her son, Mr. Eric Fuller, are the co-trustees and have shared dispositive power and Mr. Eric Fuller has sole voting power.

(3)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(4)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Fuller Family Enterprises, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 9,920,258(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,920,258(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,551,027(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes (i) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, and (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3.

(2)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(3)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons FSBSPE 1, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,753,926
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,753,926
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,551,027(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons FSBSPE 2, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,753,925
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,753,925
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,551,027(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons FSBSPE 3, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,753,925
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,753,925
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,551,027(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons William Eric Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 5,381,226(1)
	8.	Shared Voting Power 15,597,077(2)
	9.	Sole Dispositive Power 3,387,957(3)
	10.	Shared Dispositive Power 1,993,269(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,551,027(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.1%(6)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 460,010 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 276,280 shares of Class A common stock held directly by Mr. Eric Fuller, (iii) 193,526 options to purchase Class A common stock held directly by Mr. Eric Fuller, (iv) 848,528 shares of Class B common stock held directly by Mr. Eric Fuller, (v) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, and (vi) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership, over which Mr. Eric Fuller serves as the managing general partner and has sole voting and dispositive power.

(2)	Includes shares Class B common stock subject to the Voting Agreement.

(3)
Includes (i) 460,010 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 276,280 shares of Class A common stock held directly by Mr. Eric Fuller, (iii) 193,526 options to purchase Class A common stock held directly by Mr. Eric Fuller, (iv) 848,528 shares of Class B common stock held directly by Mr. Eric Fuller, and (v) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership.

(4)	Includes 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller.

(5)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(6)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,993,269
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,993,269
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,551,027(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max Fuller Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,609,613
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,609,613
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,551,027(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.1%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Lisa M. Pate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,569,832(1)
	8.	Shared Voting Power 15,597,077(2)
	9.	Sole Dispositive Power 2,569,832(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,551,027(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.1%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 85,919 shares of Class A common stock held directly by Ms. Pate, (ii) 319,994 shares of Class B common stock held directly by Ms. Pate, (iii) 2,013,914 shares of Class B common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, over which Ms. Pate serves as the sole trustee and has sole voting and dispositive power, and (iv) 150,005 shares of Class B common stock held by Quinn Family Partners, over which Ms. Pate serves as the managing general partner and has sole voting and dispositive power.

(2)	Includes shares Class B common stock subject to the Voting Agreement.

(3)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(4)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,013,914
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,013,914
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,551,027(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Quinn Family Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 150,005
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,005
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,551,027(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 35.1%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

Item 1.	Security and Issuer.

This Amendment No. 8 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018 (the “Original Statement”), as amended by Amendment No. 1 to the Original Statement filed on February 22, 2019, Amendment No. 2 to the Original Statement filed on May 9, 2019, Amendment No. 3 to the Original Statement filed on May 31, 2019, Amendment No. 4 to the Original Statement filed on June 4, 2019, Amendment No. 5 to the Original Statement filed on September 19, 2019, Amendment No. 6 to the Original Statement filed on May 15, 2020, and Amendment No. 7 to the Original Statement filed on May 24, 2022, relates to the Class A common stock, par value $0.01 per share, of U.S. Xpress Enterprises Inc., a Nevada corporation. The principal executive offices of the Issuer are located at 4080 Jenkins Road, Chattanooga, TN 37421. Information contained in the Original Statement, as amended, remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement, as amended, is hereby amended and supplemented by adding the following information:

On March 20, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Knight-Swift Transportation Holdings Inc., a Delaware corporation (“Knight-Swift”), and Liberty Merger Sub Inc., a Nevada corporation and an indirect wholly owned subsidiary of Knight-Swift (“Merger Subsidiary”). The Merger Agreement provides, among other things, and subject to the terms and conditions set forth therein, that Merger Subsidiary will be merged with and into the Issuer, with the Issuer surviving as an indirect wholly owned subsidiary of Knight-Swift (the “Merger”).

The Issuer’s Board of Directors (the “Board”) formed a Special Committee of the Board comprised solely of disinterested and independent directors (the “Special Committee”) to exclusively delegate to the Special Committee the power to (i) evaluate any proposal from Knight-Swift in connection with a potential acquisition of all, or part of, the equity interests and/or assets of the Issuer and (ii) direct and oversee any preliminary discussions between Knight-Swift and the Issuer prior to the receipt of an actual proposal for a potential transaction.

At the conclusion of its review, the Special Committee unanimously (A) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Charter Amendment (as defined below), were advisable, fair to, and in the best interests of the Issuer and its stockholders; and (B) recommended that the stockholders approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the Charter Amendment. The Special Committee directed that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Charter Amendment be submitted to the stockholders of the Issuer for their adoption and approval.

Merger Agreement

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A Common Stock, par value $0.01, and Class B Common Stock, par value $0.01 (collectively, the “Issuer Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $6.15 in cash, without interest (such amount per share, the “Per Share Price”), other than (i) those shares of Issuer Common Stock owned by the Issuer as treasury stock, or by Knight-Swift or Merger Subsidiary, (ii) Issuer Restricted Shares (described below) and (iii) any shares of Issuer Common Stock owned by any wholly owned subsidiary of Knight-Swift, Merger Subsidiary or of the Issuer (including the shares subject to the Rollover Agreement described below).

The Merger Agreement provides that, in lieu of receipt of the Per Share Price for 5,266,862 shares of Issuer Common Stock, Mr. Max Fuller, FSBSPE 1, FSBSPE 2, FSBSPE 3, Fuller Family Enterprises, Mr. Eric Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller and Max Fuller Family Limited Partnership (collectively, the “Rollover Holders”) will, immediately prior to the Effective Time, contribute such shares of Issuer Common Stock to Liberty Holdings Topco LLC, a subsidiary of Knight-Swift (“Holdings”), in exchange for certain classes of units of Holdings, pursuant to the Rollover Agreement described below.

The Merger Agreement also provides that at the Effective Time, each outstanding Issuer equity award with respect to Issuer Common Stock will be treated as follows:

•
Issuer RSUs. Each restricted stock unit with respect to Issuer Common Stock (each a “Issuer RSU”) that is vested immediately prior to the Effective Time (but not yet settled) or that vests solely as a result of the Merger or the transactions contemplated by the Merger Agreement will be cancelled and converted into the right to receive an amount in cash (without interest) equal to (i) the number of shares of Issuer Common Stock subject to such Issuer RSU immediately prior to the Effective Time multiplied by (ii) the Per Share Price, less applicable taxes required to be withheld. Each Issuer RSU that is not vested immediately prior to the Effective Time will be assumed by Knight-Swift and converted into a corresponding restricted stock unit award with respect to shares of Knight-Swift common stock, par value, $0.01 (the “Knight-Swift Common Stock”). Each converted award will continue to have the same terms and conditions, including with respect to vesting, acceleration and forfeiture, as applied to the corresponding Issuer RSU prior to the Effective Time, except that each such award will cover that number of shares of Knight-Swift Common Stock equal to the product of (rounded down to the nearest whole number) (A) the number of shares of Issuer Common Stock subject to the unvested portion of the corresponding award of Issuer RSUs at the Effective Time multiplied by (B) a fraction equal to the Per Share Price over the volume weighted average price per share of Knight-Swift Common Stock for the ten consecutive trading days ending immediately prior to the closing date of the Merger (the “Exchange Ratio”).

•
Issuer Restricted Shares. Each outstanding award of Issuer Common Stock granted under a Issuer equity plan that remain subject to one or more unsatisfied vesting or vesting-equivalent forfeiture or repurchase conditions (each a “Issuer Restricted Share”) that is unvested immediately prior to the Effective Time and that will not vest as a result of the consummation of transactions contemplated by the Merger Agreement will be assumed by Knight-Swift and converted into an award of restricted shares denominated in shares of Knight-Swift Common Stock. Each converted award will continue to have the same terms and conditions, including with respect to vesting, acceleration and forfeiture, as applied to the corresponding Issuer Restricted Share prior to the Effective Time, except that each such award will cover the number of shares of Knight-Swift Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Issuer Common Stock subject to such award of Issuer Restricted Shares multiplied by (ii) the Exchange Ratio.

•
Issuer PSUs. Each restricted stock unit with respect to Issuer Common Stock that is subject to outstanding performance-based vesting criteria (each a “Issuer PSU”) that is vested immediately prior to the Effective Time (but not yet settled) or that vests solely as a result of the Merger or the transactions contemplated by the Merger Agreement will be cancelled and converted into the right to receive an amount in cash (without interest) equal to (i) the number of shares of Issuer Common Stock subject to such Issuer PSU immediately prior to the Effective Time multiplied by (ii) the Per Share Price, less applicable taxes required to be withheld. Each Issuer PSU that is not vested immediately prior to the Effective Time will be assumed by Knight-Swift and converted into a corresponding restricted stock unit award with respect to shares of Knight-Swift Common Stock. Each converted award will continue to have the same terms and conditions, including with respect to vesting, acceleration and forfeiture, as applied to the corresponding Issuer RSU prior to the Effective Time, except that each such award will cover that number of shares of Knight-Swift Common Stock equal to the product of (rounded down to the nearest whole number): (A) the number of shares of Issuer Common Stock subject to the unvested portion of the corresponding award of Issuer RSUs at the Effective Time (with performance-based vesting conditions deemed satisfied at 100% of target level achievement) multiplied by (B) the Exchange Ratio.

•	Issuer Options. All options to purchase shares of Issuer Common Stock outstanding immediately prior to the Effective Time will be cancelled for no consideration or payment at the Effective Time.

The converted equity awards described in the foregoing are subject to other immaterial adjustments to account for provisions rendered inoperative by reason of the Merger or the transactions contemplated by the Merger Agreement and to reflect administrative or ministerial changes as Knight-Swift’s board of directors may determine, in good faith, are appropriate.

The obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of customary closing conditions set forth in the Merger Agreement, including:

•	the adoption of the Merger Agreement and the Merger by a majority of the voting power of the Issuer Common Stock entitled to vote on the Merger Agreement and the Merger (the “Single Class Vote”);

•
the adoption of the Merger Agreement and the Merger by holders of a majority of the outstanding shares of Issuer Class B Common Stock (voting as a single class) entitled to vote on the Merger Agreement and the Merger (the “Class B Vote” and together with the Single Class Vote, the “Statutory Merger Stockholder Approvals”);

•
the adoption of an amendment to the Issuer’s Third Amended and Restated Articles of Incorporation (the “Charter Amendment”) by (i) a majority of the voting power of the Issuer Common Stock entitled to vote on the Charter Amendment, (ii) the holders of a majority of the outstanding shares of Issuer Class A Common Stock (voting as a single class) entitled to vote on the Charter Amendment, and (iii) the holders of a majority of the outstanding shares of Issuer Class B Common Stock (voting as a single class) entitled to vote on the Charter Amendment, (collectively, the “Statutory Charter Amendment Stockholder Approvals”);

•
in connection with the Single Class Vote, a majority of the outstanding shares of Issuer Common Stock (other than the shares owned by (i) the Rollover Holders, certain trusts and entities and family members of the Issuer’s Executive Chairman, Max Fuller, and the Issuer’s Chief Executive Officer, Eric Fuller, and their Affiliates (as defined in the Merger Agreement), (ii) Knight-Swift and its Affiliates, and (iii) the directors and executive officers of the Issuer), having been cast in favor of the Merger Agreement and the Merger, with each share of Issuer Common Stock counted equally for this purpose (the “Majority-of-the-Minority-Approval Condition” and, together with the Statutory Merger Stockholder Approvals and the Statutory Charter Amendment Stockholder Approvals, the “Requisite Stockholder Approval”);

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•
the absence of any outstanding law, regulation, or order, enacted, entered, or enforced by any governmental entity that prevents, materially restrains, materially impairs, or makes illegal the consummation of the Charter Amendment or the Merger;

•
the accuracy of the representations and warranties contained in the Merger Agreement, subject to customary materiality qualifications, as of the date of the closing of the Merger (except to the extent that any such representation or warranty expressly speaks as of an earlier date);

•	compliance in all material respects with the covenants and obligations contained in the Merger Agreement required to be performed and complied with at or prior to closing; and

•	the absence, since the date of the Merger Agreement, of a Issuer Material Adverse Effect (as defined in the Merger Agreement).

The closing of the Merger is not subject to a financing condition. Under the terms of the Merger Agreement, consummation of the Merger will occur on the third business day following the satisfaction or waiver of the conditions to closing of the Merger other than those conditions to be satisfied at closing.

If the Merger is consummated, the Class A Common Stock of the Issuer will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Each of the Issuer, Knight-Swift and Merger Subsidiary have made customary representations and warranties and covenants in the Merger Agreement.

In addition, the Issuer has agreed to customary covenants regarding the operation of the business of the Issuer and its subsidiaries prior to the Effective Time.

The Merger Agreement contains covenants that the Issuer will not, directly or indirectly, (i) solicit, initiate, propose, or induce the making, submission, or announcement of, or knowingly encourage, facilitate, or assist, any offer, inquiry, indication of interest, or proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal (as defined in the Merger Agreement); (ii) furnish to any third party any non-public information relating to the Issuer or any of its subsidiaries or afford to any third party access to the business, properties, assets, books, records, or other non-public information, or to any personnel, of the Issuer or any of its subsidiaries, in any such case in connection with any Acquisition Proposal or with the intent to induce the making, submission, or announcement of, or to knowingly encourage, facilitate, or assist, an Acquisition Proposal or the making of any offer, inquiry, indication of interest, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any third party with respect to an Acquisition Proposal or with respect to any inquiries from third parties relating to any offer, indication of interest, or proposal relating to an Acquisition Proposal; (iv) approve, endorse, or recommend any offer, inquiry, indication of interest, or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, or other contract relating to an Acquisition Proposal or Acquisition Transaction (as defined in the Merger Agreement), other than, in each case, an Acceptable Confidentiality Agreement (as defined in the Merger Agreement); or (vi) authorize or commit to do any of the foregoing.

Notwithstanding these limitations, prior to obtaining the Requisite Stockholder Approval, if (i) the Issuer has received an Acquisition Proposal that was not the result of any material breach of Section 5.4(a) of the Merger Agreement and (ii) the Special Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal (as defined in the Merger Agreement) or would be reasonably likely to lead to a Superior Proposal and the failure to take certain actions regarding such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable law then the Issuer, the Special Committee, and the Issuer’s representatives are permitted, subject to the terms and conditions set forth in the Merger Agreement, to (i) participate or engage in discussions or negotiations with the party making the Acquisition Proposal (including affording such party access to the business, properties, assets, books, records, or other non-public information, or to any personnel, of the Issuer or its subsidiaries), and (ii) terminate the Merger Agreement and change its recommendation to the Issuer’s stockholders regarding the vote to approve the Merger Agreement in connection with a Superior Proposal (subject to certain notification and matching rights in favor of Knight-Swift).

The Merger Agreement contains certain termination rights for the parties, including the right of either party, subject to specified limitations, to terminate the Merger Agreement if the Merger is not consummated by December 20, 2023 (as may be extended by either party to March 20, 2024 pursuant to the Merger Agreement, the “Termination Date”).

 The Merger Agreement provides that Issuer will be required to pay Knight-Swift a termination fee of $6,300,000, if the Issuer terminates the Merger Agreement within 45 days of signing of the Merger Agreement (or such extended period required to comply with the Notice Period (as defined in the Merger Agreement)) to enter into an acquisition agreement with respect to a Superior Proposal. After such initial period, the termination fee payable by the Issuer is increased to $12,600,000 and becomes payable if the Issuer terminates the Merger Agreement to accept a Superior Proposal, if Knight-Swift terminates the Merger Agreement following a change in recommendation by the Special Committee and in other customary circumstances.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.19 hereto and is incorporated herein by reference.

Charter Amendment

In connection with the Merger Agreement, the Issuer will take all actions to adopt the Charter Amendment, effective immediately prior to the Effective Time to revise Section 3.2(e) thereto to exempt the transactions contemplated by the Merger Agreement (including the Merger) from the application thereof.

The foregoing summary of the Charter Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Charter Amendment, the form of which is attached as Exhibit A to the Merger Agreement, a copy of which is attached as Exhibit 99.19 hereto and incorporated by reference herein.

Rollover Agreement

In connection with the Merger Agreement, the Rollover Holders will roll over 5,266,862 shares of their Issuer Common Stock (the “Rollover Shares”) as set forth in a separate Rollover Agreement (the “Rollover Agreement”). The Rollover Shares will not be converted into the right to receive the Per Share Price, but instead, immediately prior to the Effective Time, will be contributed to Holdings, in exchange for two classes of units in Holdings intended to be approximately equivalent to a 10% equity position in the entity that will hold the Issuer business unit of Knight-Swift after consummating the Merger (the “Issuer Unit”). Under an amended and restated operating agreement of Holdings, the units received by the Rollover Holders will have certain limited consent rights and be subject to certain optional and mandatory purchase provisions during the five-year period post-closing. One class of membership interests will be subject to put and call rights at a defined fair market value measure in favor of the Rollover Holders and Knight-Swift, respectively and will be purchased by Knight-Swift at that defined fair market value measure if outstanding at the fifth anniversary of the Merger. In order for the put right to become exercisable, it is subject to a $175 million minimum adjusted operating income threshold for the Issuer Unit. In addition, Knight-Swift will have a call right, exercisable only within the first 15 months after closing, at an exercise price of approximately $140 million. The second class of membership interests will be repurchased by Knight-Swift for $40 million if the Issuer Unit achieves $250 million in adjusted operating income for a trailing annual period at or prior to the fifth anniversary of closing. If such threshold is not met, the second class of interests will be forfeited for no value.

The Rollover Agreement terminates upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms or (ii) the mutual written consent of Knight-Swift and the Rollover Holders.

The foregoing summary of the Rollover Agreement and related terms is only a summary, does not purport to be complete and is qualified by reference to the full text of the Rollover Agreement, a copy of which is attached as Exhibit 99.20 hereto and incorporated by reference herein.

Support Agreement

In connection with entering into the Merger Agreement, on March 20, 2023, the Issuer, the members of the Special Committee and the Rollover Holders, who collectively beneficially own approximately 58% of the voting power of the Issuer, have entered into an Irrevocable Proxy and Agreement (the “Support Agreement”), pursuant to which, among other things, the Rollover Holders have granted an irrevocable proxy in favor of the Special Committee (acting as a majority) to vote the shares owned by the Rollover Holders: (i) in favor of (a) the approval of the Charter Amendment, (b) the adoption of the Merger Agreement and the approval of the Merger, (c) the approval of any advisory proposal with respect to “golden parachute compensation,” (d) the approval of any proposal to adjourn or postpone any stockholder meeting relating to the Merger to a later date if the Issuer proposes or requests such postponement or adjournment, and (e) the approval of any other proposal to be voted upon or consented to by the Issuer stockholders at any stockholder meeting relating to the Merger or at other meeting of stockholders or in respect of any proposed action by written consent, the approval of which is necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement, but only to the extent that such Rollover Shares are entitled to be voted on or consent to such proposal, and (ii) against (a) any proposal, action, or agreement that would reasonably be expected to result in a breach of any covenant, representation, or warranty or other obligation or agreement of the Issuer contained in the Merger Agreement or that would reasonably be expected to result in any condition set forth in the Merger Agreement not being satisfied or not being fulfilled prior to the Termination Date, (b) any proposal to amend the articles of incorporation or bylaws of the Issuer, other than the Charter Amendment, (c) any Acquisition Proposal, (d) any reorganization, dissolution, liquidation, winding up, or similar extraordinary transaction involving the Issuer (except as contemplated by the Merger Agreement), and (e) any other proposal, action, or agreement that would reasonably be expected to prevent or materially impede or materially delay the approval of the Charter Amendment or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.

Under the Merger Agreement, the Issuer has agreed to (i) cause the proxy holder to cause the shares subject to the Support Agreement to appear at and be counted as present for purposes of establishing a quorum and to vote or consent pursuant to the terms of the Support Agreement, and (ii) enforce the terms of the Support Agreement, and not amend, modify, waive, or terminate any provision of the Support Agreement without the prior written consent of Knight-Swift.

The Support Agreement terminates upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms or (ii) the Effective Time.

The foregoing summary of the Support Agreement is only a summary, does not purport to be complete and is qualified by reference to the full text of the Support Agreement, a copy of which is attached as Exhibit 99.21 hereto and incorporated by reference herein.

Stockholders’ Agreement

On March 20, 2023, the Issuer amended (the “Second Amendment”) that certain Stockholders’ Agreement (the “Stockholders’ Agreement”) among the Issuer and certain members of the Fuller and Quinn families (or trusts for the benefit of any of them or entities owned by any of them), including without limitation executive officers and/or directors Max L. Fuller and William E. Fuller. The Second Amendment provides that the restrictions on Transfer (as defined in the Stockholders’ Agreement) contained in Section 2.1 of the Stockholders' Agreement will not apply to any Transfer to Knight-Swift or any subsidiary thereof.

The foregoing summary of the Second Amendment and related terms is only a summary, does not purport to be complete and is qualified by reference to the full text of the Second Amendment, a copy of which is attached as Exhibit 99.22 hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement, as amended, is hereby amended and supplemented by adding the following information:

(a) – (b)

Based upon the number of shares reported as outstanding as of February 17, 2023 in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023 and including the restricted Class A common stock, exercisable options to purchase Class A common stock, shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023 held by the parties to the Voting Agreement, there are 52,837,875(1) shares of Class A and Class B common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 18,551,027(2) shares of the Issuer's common stock, representing approximately 35.1%(3) of the issued and outstanding shares of common stock of the Issuer.  The filing of this Amendment shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

Included in the aggregate amount of common stock beneficially owned by Mr. Max Fuller are (i) 121,692 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 99,396 shares of Class A common stock held directly by Mr. Max Fuller, (iii) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, over which Mr. Max Fuller and his wife, Ms. Janice Fuller, are the members and have shared dispositive power and Mr. Max Fuller has sole voting power, (iv) 58,645 options to purchase Class A common stock held directly by Mr. Max Fuller, (v) 399,978 shares of Class B common stock held directly by Mr. Max Fuller, (vi) 2,753,926 shares of Class B common stock held by FSBSPE 1, (vii) 2,753,925 shares of Class B common stock held by FSBSPE 2, and (viii) 2,753,925 shares of Class B common stock held by FSBSPE 3.

Included in the aggregate amount of common stock beneficially owned by Ms. Janice Fuller are (i) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3, and (vi) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, over which Ms. Janice Fuller and her son, Mr. Eric Fuller, are the co-trustees and have shared dispositive power and Mr. Eric Fuller has sole voting power.

Included in the aggregate amount of common stock beneficially owned by Fuller Family Enterprises are (i) 1,658,482 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, and (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3.

Included in the aggregate amount of common stock beneficially owned by FSBSPE 1 are 2,753,926 shares of Class B common stock held by FSBSPE 1.

Included in the aggregate amount of common stock beneficially owned by FSBSPE 2 are 2,753,925 shares of Class B common stock held by FSBSPE 2.

Included in the aggregate amount of common stock beneficially owned by FSBSPE 3 are 2,753,925 shares of Class B common stock held by FSBSPE 3.

Included in the aggregate amount of common stock beneficially owned by Mr. Eric Fuller are (i) 460,010 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 276,280 shares of Class A common stock held directly by Mr. Eric Fuller, (iii) 193,526 options to purchase Class A common stock held directly by Mr. Eric Fuller, (iv) 848,528 shares of Class B common stock held directly by Mr. Eric Fuller, (v) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, and (vi 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership, over which Mr. Eric Fuller serves as the managing general partner and has sole voting and dispositive power.

Included in the aggregate amount of common stock beneficially owned by Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller are 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller.

Included in the aggregate amount of common stock beneficially owned by Max Fuller Family Limited Partnership are 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership.

Included in the aggregate amount of common stock beneficially owned by Ms. Pate are (i) 85,919 shares of Class A common stock held directly by Ms. Pate, (ii) 319,994 shares of Class B common stock held directly by Ms. Pate, (iii) 2,013,914 shares of Class B common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, over which Ms. Pate serves as the sole trustee and has sole voting and dispositive power, and (iv) 150,005 shares of Class B common stock held by Quinn Family Partners, over which Ms. Pate serves as the managing general partner and has sole voting and dispositive power.

Included in the aggregate amount of common stock beneficially owned by Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate are 2,013,914 shares of Class B common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate.

Included in the aggregate amount of common stock beneficially owned by Quinn Family Partners are 150,005 shares of Class B common stock held by Quinn Family Partners.
 ________________

1.
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has five votes per share while beneficially owned by the Qualifying Stockholders and certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members. A holder of Class B common stock may convert its Class B common stock into Class A common stock at any time at the ratio of one share of Class A common stock for each share of Class B common stock. Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock if any person other than the Qualifying Stockholders (or certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members), obtains beneficial ownership of such shares. As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale.

2.
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller have granted a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of the Issuer or serving on the Issuer's Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement. The Voting Agreement will continue in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement.

3.
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock and 15,777,083 shares of Class B common stock outstanding as of February 17, 2023. Furthermore, collectively the parties to the Voting Agreement have (i) 581,702 shares of restricted Class A common stock, (ii) 252,171 options to purchase Class A common stock, and (iii) 119,994 shares of Class B common stock that were acquired from the vesting of Class B restricted stock units after February 17, 2023. Additionally, 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 70.2% of the voting power of all outstanding Issuer stock.

(c) No transactions in the Issuer's common stock were effected by the Reporting Persons during the past sixty days, except for (i) on February 21, 2023, Mr. Eric Fuller had 3,904 shares of Class A common stock withheld at a price per share of $1.44 to satisfy tax withholding obligations upon vesting of restricted Class A common stock issued in accordance with Rule 16b-3, (ii) on March 15, 2023, Mr. Eric Fuller had 33,541 shares of Class A common stock withheld at a price per share of $1.64 to satisfy tax withholding obligations upon vesting of restricted Class A common stock issued in accordance with Rule 16b-3, and (iii) on March 22, 2023, the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate sold 300,000 shares of Class B common stock, which automatically converted to Class A common stock upon sale, in a series of open market transactions, at a weighted average price per share of $5.9579, and range of prices per share from $5.95 to $5.98. With respect to such sales by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, the Reporting Persons undertake to provide, upon request by the SEC staff, the Issuer, or a stockholder of the Issuer, full information regarding the number of shares sold at each separate price.

(d)              Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement, as amended, is hereby amended and supplemented to incorporate by reference the information in Item 4 of this Amendment.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, dated September 17, 2019, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.2	Power of Attorney of Max L. Fuller (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.3	Power of Attorney of Janice Fuller (incorporated by reference to Exhibit 99.3 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.4	Power of Attorney of Fuller Family Enterprises, LLC (incorporated by reference to Exhibit 99.4 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.5	Power of Attorney of William Eric Fuller (incorporated by reference to Exhibit 99.5 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.6
Power of Attorney of Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller (incorporated by reference to Exhibit 99.6 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.7	Power of Attorney of Max Fuller Family Limited Partnership (incorporated by reference to Exhibit 99.7 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.8	Power of Attorney of Lisa M. Pate (incorporated by reference to Exhibit 99.8 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.9
Power of Attorney of Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate (incorporated by reference to Exhibit 99.9 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.10	Power of Attorney of Quinn Family Partners, L.P. (incorporated by reference to Exhibit 99.10 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.11
Voting Agreement, dated June 13, 2018, by and among by Max L. Fuller, Janice Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P. (incorporated by reference to Exhibit 99.11 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.12
Stockholders’ Agreement, dated June 13, 2018, by and among the Issuer, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.12 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.13
Registration Rights Agreement, dated June 13, 2018, by and among the Issuer, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.13 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.14
Amendment to Stockholders’ Agreement, dated May 24, 2019, by and among the Issuer, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed with the Securities and Exchange Commission on May 31, 2019)

Exhibit 99.15
Loan Agreement, dated September 17, 2019, by and among Fuller Family Enterprises, LLC, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, Max Fuller, Janice Fuller, and SMARTBANK, a Tennessee banking corporation (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.16	Power of Attorney of FSBSPE 1, LLC (incorporated by reference to Exhibit 99.16 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.17	Power of Attorney of FSBSPE 2, LLC (incorporated by reference to Exhibit 99.17 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.18	Power of Attorney of FSBSPE 3, LLC (incorporated by reference to Exhibit 99.18 of the Schedule 13D/A filed with the Securities and Exchange Commission on September 19, 2019)

Exhibit 99.19	Agreement and Plan of Merger, dated as of March 20, 2023, by and among U.S. Xpress Enterprises, Inc., Knight-Swift Transportation Holdings Inc. and Liberty Merger Sub Inc.†

Exhibit 99.20
Rollover Agreement, dated as of March 20, 2023, by and among Knight-Swift Transportation Holdings Inc., Liberty Holdings Topco LLC, Max L. Fuller, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller and Max Fuller Family Limited Partnership.

Exhibit 99.21
Irrevocable Proxy and Agreement, dated as of March 20, 2023, by and among U.S. Xpress Enterprises, Inc, the members of the Special Committee, Max L. Fuller, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller and Max Fuller Family Limited Partnership.

Exhibit 99.22
Second Amendment to Stockholders’ Agreement, dated as of March 20, 2023, by and among U.S. Xpress Enterprises, Inc., Max L. Fuller, Fuller Family Enterprises, LLC, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, William E. Fuller, Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Irrevocable Trust FBO Stephen C. Fuller and Irrevocable Trust FBO Christopher M. Fuller.

† Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  The Reporting Persons hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

MAX L. FULLER, individually

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

JANICE FULLER, individually

/s/ Janice Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FULLER FAMILY ENTERPRISES, LLC, by Max L. Fuller, as member

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FSBSPE 1, LLC, by Max L. Fuller, as manager

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

FSBSPE 2, LLC, by Max L. Fuller, as manager

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

FSBSPE 3, LLC, by Max L. Fuller, as manager

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

WILLIAM ERIC FULLER, individually

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

MAX L. FULLER 2008 IRREVOCABLE TRUST FBO WILLIAM E. FULLER, by William Eric Fuller, as trustee

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

MAX FULLER FAMILY LIMITED PARTNERSHIP, by William Eric Fuller, as managing general partner

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

LISA M. PATE, individually

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

ANNA MARIE QUINN 2012 IRREVOCABLE TRUST FBO LISA M. PATE, by Lisa M. Pate, as trustee

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

QUINN FAMILY PARTNERS, L.P., by Lisa M. Pate, as managing general partner

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: March 22, 2023